SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A-3

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

StockerYale, Inc.

(Name of issuer)

Common Stock

(Title of Class of Securities)

86126 T104

(CUSIP Number)

Mark W. Blodgett, Chairman and Chief Executive Officer, StockerYale, Inc.

32 Hampshire Road

Salem, New Hampshire  03079

(603) 873-8778

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86126 T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark W. Blodgett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,348,159

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,348,159

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,348,159

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Report on Schedule 13D, originally filed on February 13, 1997, as amended to date (collectively, the “Schedule 13D”).  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer

This Report on Schedule 13D relates to shares of common stock, par value $.001 per share (the “Common Stock”) of StockerYale, Inc. (the “Company”).  The principal executive offices of the Company are located at 32 Hampshire Road, Salem, New Hampshire 03079.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Blodgett used personal funds to acquire the shares reported in Item 5(c) of this Amendment No. 3 in open market transactions.

Item 4.	Purpose of Transaction

Mr. Blodgett holds the shares of Common Stock disclosed herein as directly beneficially owned by him for investment purposes.  The shares of Common Stock disclosed herein as indirectly beneficially owned by him are held by his spouse and by trusts for the benefit of certain members of his immediate family and are held for investment purposes.  Mr. Blodgett may, from time to time, consider acquiring additional shares of Common Stock in open market or privately negotiated transactions or disposing of certain of his existing shares to the extent such actions fit his personal investment strategy.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Blodgett beneficially owns 4,348,159 shares of Common Stock, representing 33.7% of the 12,453,474 shares of Common Stock issued and outstanding as of July 31, 2002.  Of the foregoing shares, 437,500 shares are underlying options that are exercisable as of July 31, 2002 or within 60 days of such date and 1,024,753 shares are indirectly beneficially owned by Mr. Blodgett as follows: (i) 100,439 shares are owned by the HW Blodgett TR U/A/D 1/22/86 Trust, of which Mr. Blodgett is a trustee; (ii) 174,314 shares are owned by the Helen W. Blodgett Trust, of which Mr. Blodgett is a trustee; and (iii) 750,000 are owned of record by Mr. Blodgett’s spouse, Helen W. Blodgett.

(b) Mr. Blodgett has sole power to vote and dispose of 4,348,159 shares of Common Stock.

(c) In the last 60 days, Mr. Blodgett has made the following purchases of common stock in open market transactions on the Nasdaq National Market:

Transaction Date	No. of Shares	Price Per Share	Aggregate Purchase Price
08/08/02	500	$1.86	$2,045.00
08/08/02	200	$1.89	$812.00
08/08/02	200	$1.90	$810.00
08/12/02	400	$1.89	$1,624.00

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

September 5, 2002.

Mark W. Blodgett

/s/ Mark W. Blodgett
Mark W. Blodgett